Item 11.      Executive Compensation


EXECUTIVE COMPENSATION AND OTHER INFORMATION


COMPENSATION

The following tabulation shows for the fiscal years ended September 30, 1997, 1998 and 1999, the compensation paid by the Company and its subsidiaries to each of the six most highly compensated executive officers of the Company (considering for this purpose Mr. Baker and Mr. Hewitt, who were executive officers of Indiana Gas during the past fiscal year, to be executive officers of the Company) in all capacities in which they served.

                           Summary Compensation Table


               (a)                    (b)     (c)               (d)                (e)                (h)                 (i)
                                                                                                   Long-Term
                                                                                                  Compensation         All Other
                                                   Annual Compensation                              Payouts          Compensation
                                   ----------------------------------------------------------- ------------------- ---------------
                                                                              Other Annual
 Name and Principal Position in                                             Compensation (2)    LTIP Payouts (3)
              Group                  Year    Salary          Bonus (1)                                                    (4)
---------------------------------- ---------------------- -------------------------------- ------------------- -------------------

L. A. Ferger,                      1997       $396,692      $  222,577          $  55,052         $   297,232           $39,225
Chairman and Chief Executive       1998        408,481         238,015             48,850             313,468            35,195
Officer (5)                        1999        323,961         293,569             42,157             267,257            37,016


Niel C. Ellerbrook, President      1997        217,923          89,271             21,050             114,419            21,117
and Chief Operating Officer (6)    1998        284,054         107,508             19,658                   0            21,053
                                   1999        339,715         174,132             19,421             215,699            23,112

Paul T. Baker,                     1997        257,785         118,561             20,134              99,068            28,991
Executive V.P. and Chief           1998        260,000         123,881             18,668                   0            26,791
Operating Officer, Indiana Gas     1999        263,577         125,663             18,018             186,760            26,457

Anthony E. Ard,                    1997        147,477          68,485             10,678                                20,037
Sr. V.P.  - Corporate Affairs      1998        149,304          71,526              9,421              58,102            19,068
and Secretary                      1999        161,881          71,206              8,667                   0            20,409
                                                                                                      109,551

Timothy M. Hewitt,                 1997        136,977          50,510              7,577                                14,662
V.P. - Operations and              1998        143,175          53,772              6,810              41,739            15,243
Engineering, Indiana Gas           1999        152,154          54,853              6,407                   0            16,871
                                                                                                       78,667

Carl L. Chapman,                   1997              0          62,519             12,557              81,664                 0
Sr. V.P. & CFO                     1998         87,115               0              9,768                   0             7,406
President, Investments (7)         1999        207,885          28,500              9,965             153,932            18,695


(1) The amounts shown in this column are payments under the Annual Management Incentive Plan. Amounts paid in any fiscal year are attributable to the Company's performance in the prior fiscal year. The following payments (in thousands) were earned in fiscal year 1999 and have been determined and approved for distribution by the Company's compensation committee: L.A. Ferger ($ 227);N. C. Ellerbrook ($204); Paul T. Baker ($ 123); Anthony E. Ard ($ 77); Timothy M. Hewitt ($ 56) and, Carl L. Chapman ($ 120). These payments will be shown in next year's summary compensation tables as fiscal year 2000 Bonus. With the exception of the Chief Executive Officer, these payments were determined based upon the company's financial performance as determined by the consolidated return on equity relative to a peer group of companies, and, with the exception of the Chief Executive Officer, the achievement of individual performance objectives.

(2) The amounts shown in this column are dividends paid on restricted shares issued under the Stock Plan relating to "Long-Term Incentive Compensation".

(3) The amounts shown in this column represent the value of shares issued under the Executive Restricted Stock Plan (Stock Plan) and for which restrictions were lifted in each of those fiscal years. For instance, the amounts shown for fiscal year 1997 represent the value of one-third of the Third Measuring Period shares, including the performance grant, issued under the Stock Plan and for which restrictions were lifted as of September 30, 1997. For fiscal year 1998, in contemplation of additional changes to the Stock Plan, the board of directors approved an amendment to the Stock Plan to postpone the lapsing of the restrictions on shares from September 30, 1998 until February 1, 1999. With the exception of L. A. Ferger, the executive officers consented to the postponement of the lapsing of restrictions on their respective shares; consequently, after 1998 this column only reflects a value for the issuance of shares to Mr. Ferger under the Stock Plan. After the lifting of those restrictions, the executive officers, as a group, held 75,914 restricted shares, with an aggregate market value of those shares as of that date of $1,522,835. Those shares continue to be subject to restrictions imposed by the Stock Plan, and they represent one-third of the initial grant of the Fourth Measuring Period shares, and all of the initial grants of the Fifth and Sixth Measuring Periods. The number and value of restricted shares held by each executive officer on September 30, 1999, follows: L. A. Ferger - 31,528 shares, $632,452; Niel
     C. Ellerbrook - 14,264 shares, $286,136; Paul T. Baker - 13,630 shares, $273,418; Anthony E. Ard - 5,971 shares, $119,778; Timothy M. Hewitt - 4,484 shares, $89,949; and Carl L. Chapman - 6,037 shares, $121,102.

(4) The amounts shown in this column are Company contributions to the Retirement Savings Plan and the dollar value of insurance premiums paid by, or on behalf of, the Company and its subsidiaries with respect to split-dollar life insurance for the benefit of executive officers.

(5) Mr. Ferger retired as Chief Executive Officer of the company and Indiana Gas on May 31, 1999. He continues in his position as Chairman of the Board of Directors Indiana Energy, Inc., Indiana Gas Company, Inc. and IEI Investments, Inc..

(6) Mr. Ellerbrook was elected President and Chief Executive Officer of the Company and Indiana Gas effective June 1, 1999.

(7) Mr. Chapman's compensation reflected in the table for fiscal year 1997 consists of compensation earned prior to, but paid in fiscal year 1997 (column d), dividends received on restricted stock (column e) and the lifting of restrictions on stock previously granted (column h). Mr. Chapman's compensation reflected in the table for fiscal year 1998, began on May 1, 1998, when he ceased his employment with ProLiance and commenced full-time employment as President of Investments.


LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR




                                                                                      Estimated Future Payouts Under Non-Stock
                                                                                                 Price-Based Plans
                                                                                  --------------------------------------------------
                (a)                          (b)                    (c)                 (d)           (e)               (f)
                                                            Performance or Other
                                                               Periods Until                        Target
                                      Number of Shares,    Maturation or Payout      Threshold     Number of     Maximum Number of
  Name and Principal Position in        Units or Other              (2)              Number of      Shares           Shares (5)
               Group                      Rights (1)                                 Shares (3)       (4)
------------------------------------ --------------------- ---------------------- -------------- -------------- --------------------
L. A. Ferger,
Chairman and Chief Executive
Officer                                       3,664                  -                     0           3,664           7,328

Niel C. Ellerbrook,
President and Chief Executive
Officer                                       2,587                  -                     0           2,587           5,174

Paul T. Baker,
Executive V.P. and Chief Operating
Officer, Indiana Gas                          1,681                  -                     0           1,681           3,362

Anthony E. Ard,
Sr. V.P. - Corporate Affairs and
Secretary                                       668                  -                     0             668           1,336

Timothy M. Hewitt,
V. P. - Operations and
Engineering, Indiana Gas                        625                  -                     0             625           1,250


Carl L. Chapman,
Sr. V.P. & CFO,
President, Investments                        2,457                  -                     0           2,457           4,914



(1) This column shows the restricted shares awarded during fiscal year 1999 under the Stock Plan. The market value of the shares on the dates of the grants is determined according to a formula in the Stock Plan based on an average price over a period of time preceding the grant. Dividends are paid directly to the holders of the stock. Included is the initial grant of shares for the Sixth Measuring Period.

(2) The granting of additional shares, if any, and the application of forfeiture provisions depends upon certain measurements of the Company's total return to shareholders in comparison to the total return to shareholders of a predetermined group of comparable companies.

(3) The Sixth Measuring Period initial grant shares, which are included in the total number of shares shown in column (b) and are also set forth in column
     (e), are subject to forfeiture. If the Company's performance compared to the peer group (peer group) during this measuring period places it in the bottom quartile, the executive officers will forfeit all of the shares granted for this period. For fiscal year, 1999, companies in the peer group were as follows: AGL Resources Inc., Atmos Energy Corp., Cascade Natural Gas Corp., CTG Resources, Inc., Eastern Enterprises, Energen Corp., Laclede Gas Co., MCN Energy Group, Inc. (formerly MCN Corp.), National Fuel gas Co., New Jersey Resources Corp., NICOR, Inc., NW Natural, NUI Corp., Pennsylvania Enterprises, Inc., Peoples Energy Corp., Piedmont Natural Gas Co. Inc., Public Service Co. of North Carolina, Inc., South Jersey
     Industries, Inc., SEMCO Energy, Inc., Southern Union Co., Southwest Gas Corp., Southwestern Energy Co., UGI Corp., Washington Gas Light Co. and WICOR, Inc. In fiscal year 1999, Bay State Gas Co. was removed from the peer group, as it was merged out of existence. The companies to be included in the peer group were determined by one of the company's investment bankers and approved by the company's Compensation Committee.

(4) The Sixth Measuring Period initial grant shares, which are the same as the total number of shares in column (b) are presented in this column. If the Company's performance compared to the peer group during this measuring period places it in the middle two quartiles, these shares will vest.

(5) Under the Stock Plan, if the Company's performance compared to the peer group during the Sixth Measuring Period places it in the top quartile, an additional performance grant equal to the original Sixth Measuring Period grant will be made. In that event, the shares shown in column (e) will be doubled.

LONG TERM INCENTIVE COMPENSATION

The purpose of the Stock Plan is to retain and motivate the Company's principal officers and to increase their incentive to work toward the attainment of the Company's long-term growth and profit objectives by providing them with a means of acquiring or increasing their proprietary interests. Under the Stock Plan, the compensation committee recommends to the board of directors, and the non-employee directors determine the executive officers, as well as other principal officers, to whom grants will be made and the percentage of each officers base salary to be used for determining the number of shares to be granted.

To be eligible for a grant, a principal must consent in writing to observe the restrictions imposed on the shares. The shares may not be sold, transferred, pledged, or assigned until restrictions are lifted. For the three-year grants that were provided under the Stock Plan through the end of fiscal year 1997, the restrictions are lifted in 33 1/3 percent increments on the fourth, fifth and sixth anniversaries of the calendar day immediately preceding the first calendar day of the measuring period. On the completion of the merger with SIGCORP, as discussed in Note 2 to the Consolidated Financial Statements, restrictions on shares granted under the Stock Plan will lift.

The granting of additional shares, if any, and the application of the forfeiture provisions, depends upon two primary criteria: (i) certain measurements of the total return of the Company's shareholders in comparison to the total return of shareholders of the companies in the peer group: and (ii) the continued employment of the officer during the period of the restriction.

Effective October 1, 1997, the Stock Plan was amended to provide that grants would be provided on an annual basis instead of every three years. To reflect the change from three-year grants, the percentage of the participant's annual salary that is used to determine the grant is no longer subject to a multiplier of three. Although grants will still be subject to a three year total return performance measuring period, all of the restrictions will be lifted on the fourth anniversary of the calendar day immediately preceding the first calendar day of the measuring period applicable to that grant.


RETIREMENT SAVINGS PLAN

During the past fiscal year, the Company sponsored the Retirement Savings Plan, which covers both bargaining and non-bargaining employees. In general, the Savings Plan permits participants to elect to have not more than 19 percent of their qualified compensation (subject to certain maximums imposed on highly compensated employees by the Internal Revenue Code) invested on a tax-deferred basis in shares of the Company's Common Stock or various investment funds. Non-bargaining participants in the Savings Plan have matching Company contributions made to the plan on their behalf equal to 100 percent of their contributions not in excess of 6 percent of their individual redirected compensation.

The Summary Compensation Table shows the value of contributions made to the plan for executive officers in the column marked "All Other Compensation."

RETIREMENT PLANS

During the past fiscal year, the Company and Indiana Gas each sponsored a defined benefit pension plan covering full-time employees of the Company and certain of its subsidiaries, and of Indiana Gas, respectively, who meet certain age and service requirements. The Company's plan covers salaried employees, including executive officers, and provides fixed benefits at normal retirement age based upon compensation and length of service, the costs of which are fully paid by the employer and are computed on an actuarial basis. The pension plan also provides for benefits upon death, disability and early retirement under conditions specified therein. The remuneration covered by this plan includes all compensation for regular work periods (excluding overtime, bonuses and other forms of additional compensation).

On January 1, 1999, this plan was converted to a cash balance pension plan which provides participants the opportunity to receive lump sum benefits in lieu of fixed monthly benefits. The amount of the lump sum benefit is based on annual accruals which relate to the participant's compensation. In order to ease the transition of the plan conversion, the plan has special grandfather rules applicable to participants at certain service levels and ages to avoid any reduction in their benefits under the plan.

During the past fiscal year, the Company had a supplemental pension plan covering the principal officers of the Company and its subsidiaries. The supplemental pension plan provides fixed benefits at normal retirement age based upon compensation and is computed on an actuarial basis. The supplemental pension plan also provides for benefits upon death, disability and early retirement under conditions specified therein, including service requirements. This supplemental pension plan also provides a reduced benefit to a participant who voluntarily terminates his employment with a participating employer (which may consist of the Company or one or more of its subsidiaries) before normal retirement age (65), but following a change in control of the Company. The remuneration covered by the supplemental pension plan includes all compensation for regular work periods (including incentive payments and other forms of additional compensation).

Upon retirement at or after age 65, any participant in the supplemental pension plan will, in general, be entitled to an annual pension for life which, when added to primary Social Security benefits, defined benefit pension plan benefits, described above, and benefits under the Retirement Savings Plan attributable to contributions by participants' employers, will equal approximately 65 percent of the participant's average annual compensation during the 60 consecutive calendar months immediately preceding the participant's retirement date. The amounts paid under the supplemental pension plan are unfunded and are paid from the general assets of the Company.

The following table illustrates the estimated normal annual retirement benefits payable to a covered participant retiring at age 65 under the supplemental pension plan and under the defined benefit plan based on the specified remuneration and under the Retirement Savings Plan attributable to contributions made by the Company and, as pertinent, one or more of its subsidiaries. The compensation included in the Summary Compensation Table under salary and payments under the annual Incentive Plan qualifies as remuneration for purposes of these plans. The amounts shown do not reflect reductions, which would result from joint and survivor elections.



                                  Pension Table

                         15 or More Years of Service (1)


             Remuneration Level              Amount of Benefits (2)
                $125,000                         $ 81,250
                 150,000                           97,500
                 175,000                          113,750
                 200,000                          130,000
                 225,000                          146,250
                 250,000                          162,500
                 300,000                          195,000
                 350,000                          227,500
                 400,000                          260,000
                 450,000                          292,500
                 500,000                          325,000

(1) The compensation covered by the plans includes the salary and incentive payments shown on the Summary Compensation Table. Years of service are not used in calculating the benefit amount under the Unfunded Supplemental Retirement Plan. The amounts shown above are offset by Social Security and benefits under the Retirement Savings Plan attributable to contributions made by the Company and, as pertinent, one or more of its subsidiaries.

(2) Although the benefit attributable to the Savings Plan may be paid in a single lump sum payment, it has been converted to an annual benefit for purposes of this table. The estimated aggregate annual pension plan benefit may be greater than the amounts in the table to the extent that the Savings Plan benefit, after conversion to an annual benefit and when added to the annual benefit under the applicable defined benefit plan, exceeds the amount specified in the table. Since the Savings Plan has only been in effect for a few years, it is unlikely in the near future that the aggregated Savings Plan benefit and defined benefit plan benefits will exceed the amount specified in the table.

EMPLOYMENT AND TERMINATION BENEFITS AGREEMENTS

The Company, with approval of the board of directors, has entered into three year employment agreements with the executive officers listed in the Summary Compensation Table. Each agreement continues unless notice of termination is given be either party, in which event the agreement will terminate approximately three years from the date of notice. The period between notice and termination is defined as an "employment period" under each agreement. Each officer is entitled to compensation consisting of the annual aggregate base salary or salaries, and such additional compensation as the board determines throughout the employment period. Each agreement is also subject to termination in the event of disability, death, or voluntary retirement by the individual or his termination for cause.

There is also additional termination benefits payable to the executives in the event of their termination for reasons other than disability, death, voluntary retirement or termination for cause. These termination benefits are payable under the following conditions if the employment of an executive is terminated during the employment period:

             The Company terminates the employment of the executive for any reason (other than for cause, death, the executive's attainment of age 65, or the executive's disability): or

             The executive voluntary terminates his employment for good reason (as defined below): or

             The executive voluntarily terminates his employment without reason during the thirty day period immediately following the first anniversary of an acquisition of control of the Company.

For purposes of the employment agreements, the term "good reason" before an acquisition of control means a material breach of the employment agreement by the Company. After an acquisition of control, the term "good reason" means any material change in the terms of the executive's employment with the Company.

The benefits payable to the executive upon the early termination of the employment period include a lump sum payment of the remaining salary payable to the executive if he continued his employment for the duration of the employment period, a minimum bonus or bonuses (determined based on his highest bonus payable to the executive during the immediately preceding three years) for each of the years, or portion thereof, remaining in the employment period and the actuarial equivalent of any benefits which will not be earned by the executive as a result of his termination before the completion of the employment period, including benefits under nonqualified retirement and welfare plans maintained by the Company. In addition, any restricted stock held by the executive will become fully vested. Finally to the extent that payment of the benefits would result in an excise tax payable by the executive under Section 280G of the Internal Revenue Code, the Company will make an additional payment to the executive to offset completely the effect of the excise tax.

The benefits described above apply to all executive officers listed in the Summary Compensation Table other than Timothy M. Hewitt. Mr. Hewitt's benefits are predicated upon a 24 month employment period versus a 36 month period. In addition, Mr. Hewitt is not entitled to the gross-up payment, if applicable, for any excise tax payable under the Internal revenue Code Section 280G.